UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended ____________	Commission File Number _________

SolarBank Corporation

(Exact name of Registrant as specified in its charter)

Ontario, Canada	221114	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

505 Consumers Rd., Suite 803

Toronto, Ontario, M2J 4Z2

Canada

(Address and telephone number of Registrant’s principal executive offices)

Corporate Creations Network Inc.

1629 K Street, NW, #300 Washington, DC 20006

Telephone (561) 694-8107

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Shares	SUUN	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐ Yes ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

SolarBank Corporation (the “Company”, the “Registrant”) is a Canadian issuer eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Registrant filed a Registration Statement on Form 40-F on March 11, 2024 (SEC File No. 001-41976) (the “Registration Statement”).

The Registrant is filing this Amendment No. 1 to the Registration Statement to include additional exhibits, each of which is being incorporated by reference in the Registration Statement.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Registration Statement of the Registrant contain forward-looking statements that reflect our management’s expectations with respect to future events, our financial performance and business prospects. All statements other than statements of historical fact are forward-looking statements. The use of the words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words (including negative and grammatical variations), or statements that certain events or conditions “may” or “will” occur, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including, without limitation, those described in the Company’s Revised Annual Information Form for the year ended June 30, 2023 filed as Exhibit 99.57 to this Registration Statement. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Registration Statement should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. In preparing this Registration Statement, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, except as required by applicable law. Nor does the Registrant assume any obligation to update such forward-looking statements in the future, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “Commission”), to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements, which are filed with this report on Form 40-F in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards. The foregoing differ in certain important respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements filed with this Registration Statement may not be comparable to financial statements prepared in accordance with U.S. GAAP.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.123, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of the experts named in the foregoing Exhibits as Exhibits 99.120, 99.121 and 99.122, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s Revised Annual Information Form for the fiscal year ended June 30, 2023, attached hereto as Exhibit 99.57.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements. (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, on February 26, 2024, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.3515.

CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of the Registrant as of December 31, 2023 (expressed in $000s):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt Obligations	$3,157	$346	$926	$1,848	$37
Capital (Finance) Lease Obligations	1,628	211	513	311	593
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	408	80	171	157	—

Total	$5,193	$637	$1,610	$2,316	$630

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, https://solarbankcorp.com/investors/, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SOLARBANK CORPORATION

By:	/s/ Richard Lu
Name:	Dr. Richard Lu
Title:	Director, Chief Executive Officer and President

Date: March 21, 2024

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99. 1*	Master Services Agreement dated February 9, 2018 between Abundant Solar Power, Inc. and the State of Maryland, as amended by Change Order Modification No. 2 dated April 23, 2021

99.2*	Articles of Amendment dated October 17, 2022

99.3*	SolarBank Corporation Share Compensation Plan dated November 4, 2022

99.4*	SolarBank Corporation Code of Business Conduct and Ethics dated November 4, 2022

99.5*	Condensed Interim Consolidated Financial Statements (Unaudited) of SolarBank Corporation for the three- and six-month periods ended December 31, 2022 and 2021

99.6*	Appendix C to National Instrument 41-101 dated February 10, 2023

99.7*	Form 46-201F1 Escrow Agreement dated February 10, 2023

99.8*	Prospectus for Initial Public Offering of SolarBank Corporation dated February 10, 2023

99.9*	Voluntary Escrow Agreement dated February 10, 2023

99.10*	Agency Agreement dated February 10, 2023 between Research Capital Corporation and SolarBank Corporation

99.11*	Undertaking by SolarBank Corporation dated February 10, 2023

99.12*	SolarBank Investor Presentation dated February 10, 2023

99.13*	Receipt of Long Form Prospectus by Ontario Securities Commission dated February 13, 2023

99.14*	News Release dated February 13, 2023

99.15*	Form 2A Listing Statement dated February 24, 2023

99.16*	News Release dated February 27, 2023

99.17*	Management’s Discussion and Analysis of SolarBank Corporation for the three- and six-month periods ended December 31, 2022, prepared February 28, 2023

99.18*	News Release dated March 1, 2023

99.19*	News Release dated March 2, 2023

99.20*	Material Change Report of SolarBank Corporation dated March 1 and 2, 2023

99.21*	Notice Declaring Intention to be Qualified under National Instrument 44-101 dated March 3, 2023

99.22*	News Release dated March 7, 2023

99.23*	News Release dated March 9, 2023

99.24*	News Release dated March 14, 2023

99.25*	New Release dated March 16, 2023

99.26*	News Release dated March 21, 2023

99.27*	Condensed Interim Consolidated Financial Statements (Unaudited) of SolarBank Corporation for the three- and nine-month periods ended March 31, 2023 and 2022

99.28*	Appendix C to National Instrument 41-101 dated May 2, 2023

99.29*	Short Form Base Shelf Prospectus dated May 2, 2023

99.30*	Undertaking by SolarBank Corporation dated May 2, 2023

99.31*	Undertaking by SolarBank Corporation dated May 2, 2023

99.32*	Receipt of Base Shelf Prospectus by Ontario Securities Commission dated May 3, 2023

99.33*	News Release dated May 3, 2023

99.34*	News Release dated May 5, 2023

99.35*	Material Change Report of SolarBank Corporation dated May 8, 2023

99.36*	News Release dated May 12, 2023

99.37*	News Release dated May 24, 2023

99.38*	News Release dated May 26, 2023

99.39*	Management’s Discussion and Analysis of SolarBank Corporation for the three- and nine-month periods ended March 31, 2023 and 2022, prepared May 30, 2023

99.40*	Certification of Interim Filings by CFO dated May 30, 2023

99.41*	Certification of Interim Filings by CEO dated May 30, 2023

99.42*	News Release dated May 30, 2023

99.43*	News Release dated June 2, 2023

99.44*	New Release dated June 5, 2023

99.45*	News Release dated June 13, 2023

99.46*	News Release dated June 19, 2023

99.47*	Engineering, Procurement and Construction Agreement dated June 19, 2023 between Abundant Solar Power (M1) LLC and Solar Advocate Development, LLC

99.48*	News Release dated June 20, 2023

99.49*	News Release dated June 21, 2023

99.50*	News Release dated June 27, 2023

99.51*	News Release dated June 28, 2023

99.52*	Prospectus Supplement dated June 29, 2023

99.53*	Equity Distribution Agreement dated June 29, 2023 between SolarBank Corporation and Research Capital Corporation

99.54*	Material Change Report of SolarBank Corporation dated June 30, 2023

99.55*	News Release dated June 30, 2023

99.56*	Consolidated Financial Statements of SolarBank Corporation for the years ended June 30, 2023 and 2022

99.57*	Revised Annual Information Form of SolarBank Corporation for the year ended June 30, 2023

99.58*	Material Change Report of SolarBank Corporation dated July 6, 2023

99.59*	News Release dated July 10, 2023

99.60*	News Release dated July 19, 2023

99.61*	News Release dated July 26, 2023

99.62*	News Release dated August 3, 2023

99.63*	News Release dated August 21, 2023

99.64*	News Release dated September 11, 2023

99.65*	Membership Interest Purchase Agreement executed September 18, 2023 between Honeywell International Inc. and Abundant Solar Power Inc.

99.66*

Master Engineering, Procurement and Construction Agreement executed September 18, 2023 among Abundant Solar power (SB13W) LLC, Abundant Solar Power (SB13N) LLC, Abundant Solar Power (SB14-4) LLC and Abundant Solar Power Inc.

99.67*	News Release dated September 19, 2023

99.68*	News Release dated September 21, 2023

99.69*	News Release dated September 26, 2023

99.70*	Material Change Report of SolarBank Corporation dated September 28, 2023

99.71*	Condensed Interim Consolidated Financial Statements (Unaudited) of SolarBank Corporation for the three months ended September 30, 2023 and 2022

99.72*	News Release dated October 2, 2023

99.73*	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234763 Ontario Inc. and SolarBank Corporation

99.74*	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234813 Ontario Inc. and SolarBank Corporation

99.75*	Engineering, Procurement & Construction Agreement dated October 3, 2023 between 1000234763 Ontario Inc. and SolarBank Corporation

99.76*	News Release dated October 4, 2023

99.77*	News Release dated October 5, 2023

99.78*	Letter from Endeavor Trust Corporation, as agent for SolarBank Corporation, dated October 13, 2023

99.79*	Material Change Report of SolarBank Corporation dated October 13, 2023

99.80*	Share Purchase Agreement dated October 23, 2023 among SolarBank Corporation, as purchaser, N. Fine Investments Limited and Linden Power Inc., as vendors, and OFIT GM Inc., as the corporation

99.81*	Share Purchase Agreement dated October 23, 2023 among SolarBank Corporation, as purchaser, N. Fine Investments Limited and Linden Power Inc., as vendors, and OFIT RT Inc., as the corporation

99.82*	Annual Management’s Discussion and Analysis dated October 23, 2023

99.83*	News Release dated October 24, 2023

99.84*	Material Change Report of SolarBank Corporation dated October 26, 2023

99.85*	Management Certification of Form 13-502F1 dated October 27, 2023

99.86*	Management Certification of Form 13-501F1 dated October 27, 2023

99.87*	Certification of Form 52-109FV1 by CEO dated October 27, 2023

99.88*	Certification of Form 52-109FV1 by CFO dated October 27, 2023

99.89*	News Release dated October 30, 2023

99.90*	News Release dated November 2, 2023

99.91*	Certification of Report of Exempt Distribution by Director dated November 3, 2023

99.92*	Notice of Annual General and Special Meeting of Shareholders of SolarBank Corporation and Information Circular dated November 7, 2023

99.93*	News Release dated November 23, 2023

99.94*	Management’s Discussion and Analysis of SolarBank Corporation for the three-month period ended September 30, 2023, prepared November 29, 2023

99.95*	Certification of Interim Filings by CEO dated November 29, 2023

99.96*	Certification of Interim Filings by CFO dated November 29, 2023

99.97*	News Release dated November 30, 2023

99.98*	News Release dated December 5, 2023

99.99*	Form of Proxy for Annual General & Special Meeting of SolarBank Corporation to be held on December 14, 2023

99.100*	News Release dated December 27, 2023

99.101*	News Release dated January 11, 2024

99.102*	News Release dated January 18, 2024

99.103*	News Release dated January 22, 2024

99.104*	News Release dated January 25, 2024

99.105*	News Release dated January 31, 2024

99.106*	News Release dated February 8, 2024

99.107*	News Release dated February 13, 2024

99.108*	Change of Status Report dated February 21, 2024

99.109*	Condensed Interim Consolidated Financial Statements (Unaudited) of SolarBank Corporation for the three and six months ended December 31, 2023 and 2022

99.110*	Management’s Discussion and Analysis dated February 21, 2024

99.111*	Certification of Interim Filings by CEO dated February 21, 2024

99.112*	Certification of Interim Filings by CFO dated February 21, 2024

99.113*	News Release dated February 22, 2024

99.114*	SolarBank Corporation Clawback Policy dated February 26, 2024

99.115*	Certification of Refiled Annual Filings by CFO dated February 26, 2024

99.116*	Certification of Refiled Annual Filings by CEO dated February 26, 2024

99.117*	SolarBank Corporation Audit Committee Charter dated February 26, 2024

99.118*	SolarBank Corporation Compensation, Corporate Governance and Nominating Committee Charter dated February 26, 2024

99.119*	News Release dated February 27, 2024

99.120*	Consent of MSLL CPA LLP dated February 27, 2024

99.121*	Consent of DLA Piper (Canada) LLP dated February 27, 2024

99.122*	Consent of MLT Aikins LLP dated February 27, 2024

99.123	News Release dated March 20, 2024

* Previously Filed